September 29, 2005

VIA EDGAR

Mr. Mark P. Shuman Branch Chief - Legal United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Ms. Rebekah Toton United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	Retalix Ltd. Registration Statement on Form F-3 Filed June 2, 2005 File No. 333-125439

Dear Mr. Shuman and Ms. Toton:

This letter is submitted on behalf of Retalix Ltd. (the “Company”) in response to your comment letter dated July 1, 2005, regarding the above referenced filing. Each of the original comments from your July 1, 2005 letter appears below, followed by the Company’s response.

The Company has, simultaneously with this letter, filed an Amendment No. 1 (“Amendment No. 1”) to Form F-3 to reflect the pertinent portions of the responses below and to provide updated information since the initial filing of the Registration Statement.

For your convenience, we have mailed to you a paper version of Amendment No. 1 showing all changes since the initial filing of the Registration Statement.

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FORM F-3

General

1.
Revise to disclose the material terms of your acquisition of a controlling interest in TCI Solutions, the proposed Retalix-TCI transaction, and the prior relationship of the selling shareholders and their affiliates with TCI.

Response:

We respectfully note that the relationships of the selling shareholders with former directors of TCI Solutions, Inc. were included in the footnotes to the table under the caption “SELLING SHAREHOLDERS” in the initial filing of the Registration Statement. In response to the Staff’s comment, additional information has been set forth under new subcaptions under the caption “SELLING SHAREHOLDERS” in the Registration Statement.

Selling Shareholder, page 19

2.
Please expand the filing to describe the material transactions and relationships between Retalix and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the date the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

Response:

In response to the Staff’s comment, this information has been set forth under the caption “SELLING SHAREHOLDERS” in the Registration Statement.

3.
Additionally, we note your disclosure that “[a]ll information appearing in this prospectus and relating to the Escrow Agreement or the Stock Purchase Agreement is qualified in its entirety by the terms and provisions of the Escrow Agreement or the Stock Purchase Agreement filed as exhibits.” A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the registration statement. Please revise to provide a complete description of the material terms of all agreements with the selling shareholders, specifically the Stock Purchase Agreement, the Escrow Agreement and the Registration Rights Agreement.

Response:

In response to the Staff’s comments, the qualification has been deleted and the material terms of the Stock Purchase Agreement, the Escrow Agreement and the Registration Rights Agreement, as well as the Agreement and Plan of Merger have been set forth under the caption “SELLING SHAREHOLDERS” in the Registration Statement.

4.
We note your disclosure that you have identified the individuals of whom you are aware that may be deemed to have control over selling shareholders that are entities. However, you must disclose all individuals who actually exercise voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders who are non-reporting entities, not just those entities or individuals deemed to have control or beneficial ownership. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In response to the Staff’s comments, this information has been set forth in the footnotes to the table under the caption “SELLING SHAREHOLDERS” in the Registration Statement.

5.
In addition, please tell us whether any of the selling shareholders that are legal entities are affiliates of broker-dealers. If so, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company has been informed that Environmental & Information Technology Private Equity Fund III, Infrastructure & Environmental Private Equity Fund III, L.P., Productivity Fund IV Advisors Fund, L.P. and Productivity Fund IV, L.P., each a selling shareholder, are affiliates of First Analysis Securities Corporation, a registered broker-dealer. The Company was also informed that the aforementioned selling shareholders did not acquire Company shares to be resold in the ordinary course of business and that at the time of the acquisition, they had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the Company’s shares acquired upon sale of their shares of TCI Solutions, Inc. to a subsidiary of the Company. The Registration Statement has been revised to indicate the affiliation of such selling shareholders with First Analysis Securities Corporation under the captions “SELLING SHAREHOLDERS” and “PLAN OF DISTRIBUTION” and to note under the caption “SELLING SHAREHOLDERS” that the Company’s shares were not acquired by such selling shareholders for resale in the ordinary course of business and that at the time of their acquisition, such selling shareholders had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the Company’s shares.

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We believe that the foregoing represent appropriate responses to each of the comments set forth in your July 1, 2005 letter. If you have any questions with respect to any of these matters, or would like any further information, please contact the undersigned or Harvey E. Bines, each at Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

/s/ Howard E. Berkenblit Howard E. Berkenblit

cc:	Barry Shaked, Retalix Ltd. Daniel Moshaioff, Retalix Ltd. Harvey E. Bines, Esq.